STOCK ESCROW AGREEMENT


As described in the Letter of Intent dated July 13, 2001 relating to the proposed Plan of Reorganization and Stock Exchange Agreement among Unistone, Inc. ("UI"), Cash Systems, Inc. ("CSI"), Corporate Capital Management, LLC ("CCM"), Jenson Services, Inc. ("Jenson"), and the shareholders of CSI (the "Agreement"), those who would be parties to the Agreement have agreed that after the consummation of the Reorganization, the stockholders of UI would hold a total of 1,100,000 shares of common stock of UI and that CCM and Jenson and their respective affiliates, directly or indirectly, would hold 1,041,735 of such shares with CCM acquiring 771,513 shares of UI common stock from Jenson and its affiliates prior to the consummation of the Reorganization. In addition, certain affiliates of CCM (Mark Savage, Troy Johnson and Doug Polinsky) will exchange 500,000 shares of CSI common stock for 500,000 shares of UI common stock pursuant to the Agreement. Following the consummation of the Reorganization, Jenson and its affiliates and CCM and its affiliates would control, directly or indirectly, 1,541,735 shares of UI common stock. It has also been agreed that at least $3,000,000 would be raised in the form of equity from investors (the "Raise") after the consummation of the Reorganization in accordance with the terms and conditions of the Exhibits B and C to the Agency Agreement between CSI and Equity Investment Securities, Inc., a copy of which is attached hereto as Exhibit A (the "Term Sheets"); provided, however, that any debt that is sold on behalf of CSI (and accepted by CSI prior to such sale) shall be included as part of the Raise; provided, further, that any debt sold to the Virtual Fund shall not be included as part of the Raise. To date, none of the $3,000,000 has been raised. Therefore, CSI and CCM agree as follows:

     1. At the closing of the Reorganization, CCM shall deliver 771,513 shares of UI common stock (the "Shares") to Leonard W. Burningham, Esq. ("LWB") to be held in accordance with the terms of this agreement.

     2. Within five (5) days from the date of the Raise being cancelled because the $3,000,000 was not funded as set forth in the Term Sheets, CSI shall instruct LWB in writing to return all Shares held by LWB pursuant to this agreement hereto to UI and LWB shall return such Shares within three (3) days after the date of such written notice.

     3. Within five (5) days from the date the Gross Proceeds of the Raise in the amount of at least $3,000,000 are available as immediately available funds, the escrow agent for the Raise (which shall be a bank reasonably acceptable to CSI) shall instruct LWB in writing to deliver all of the Shares held by LWB pursuant hereto to CCM and LWB shall deliver such Shares within three (3) days after such written notice. In the event the Gross Proceeds of the Raise are less than $3,000,000 and CSI elects, in its sole discretion, to accept said proceeds, the escrow agent (after notifying CSI that the Gross Proceeds are available as immediately available funds) shall instruct LWB in writing to deliver all of the Shares held by LWB pursuant hereto to CCM and LWB shall deliver such Shares within three (3) days after such written notice.
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     4.   Any Shares returned to UI pursuant hereto shall be cancelled without any consideration to CCM and CCM hereby waives any and all rights with respect to such Shares.

     5. In the event the Raise is cancelled due to a material adverse change in the business of CSI or because the private placement memo contained an untrue statement of material fact about CSI or UI or omitted to state a material fact about CSI or UI required to be stated therein or necessary in order to make the statements therein not misleading, then CSI shall instruct LWB in writing to deliver all Shares held by LWB pursuant hereto to CCM and LWB shall deliver such Shares with three (3) days after such written notice.

     6. All parties agree that any and all Shares held by LWB in accordance with the terms of this agreement will have full voting rights and be eligible for all dividends including cash or stock. In the event LWB has not delivered the Shares to UI or CCM pursuant hereto and UI is being purchased in whole or part by an outside entity, CSI shall instruct LWB in writing to deliver all of the Shares held by LWB pursuant hereto to CCM immediately prior to the closing of such acquisition and LWB shall so deliver such Shares within three (3) days after such written notice.

CCM agrees that all shares of UI common stock held by it following the consummation of the Reorganization, including the Shares, will be subject to the Lock-up/Leak-out Agreement described in the Agreement.

CCM and CSI agree that each party is responsible for any of the costs, fees or expenses incurred by it or its affiliates in complying with this agreement or the Agreement.

LWB, as escrow agent hereunder, shall not be liable to anyone whatsoever by reason of any error of judgment or for any act done or step taken or omitted by him in good faith in accordance with the terms of this agreement of for any mistake of law or for anything which he may do or refrain from doing in connection herewith unless caused by or arising out of his own gross negligence or willful misconduct. In the event that any legal action is instituted against LWB, as escrow agent hereunder, provided that such legal action does not involve any gross negligence or willful misconduct on the part of LWB, as escrow agent hereunder, (a) LWB may interplead the parties hereto in such action and may deposit with the court in which such action is pending the securities which are the subject of this agreement and which are also the subject matter of such action, and LWB shall thereupon be relieved of and discharged from any and all obligations and liabilities as escrow agent under and pursuant to this agreement in respect of such securities as deposited with said court; and (b) the parties hereto will indemnify and hold harmless LWB from and against any and all loss, damage, liability or expense incurred, arising out of or connected therewith.

If the foregoing is acceptable to you, please indicate your acceptance and approval by signing in the space provided below on both copies of this letter.
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In Witness Whereof, this Agreement has been duly executed by the duly authorized officers of the parties and the undersigned individuals as of the 11th day of October, 2001.


Very truly yours,                            ACCEPTED AND APPROVED
CORPORATE CAPITAL MANAGEMENT LLC             CASH SYSTEMS, INC.
By:/s/Mark Savage                            By:/s/Craig Potts
Its: President                               Its: President


/s/Leonard W. Burningham
Leonard W. Burningham, Esq.